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                            July 2, 2021

       Murray Grainger
       Chief Executive Officer and Director
       Juniper II Corp.
       3790 El Camino Real #818
       Palo Alto, California 94306

                                                        Re: Juniper II Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2021
                                                            File No. 333-255021

       Dear Mr. Grainger:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

       Amended Registration Statement on Form S-1/A filed June 17, 2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that the date of your Independent Registered Accounting Firm's report (March 1,
                                                        2021) precedes the date
of your financial statements (March 31, 2021). We further note, your Independent
Registered Accounting Firm's consent filed as exhibit 23.1 references their audit of your
financial statements as of January 21, 2021. Please amend your filing to correct these
inconsistencies.
 Murray Grainger
FirstName   LastNameMurray Grainger
Juniper II Corp.
Comapany
July 2, 2021NameJuniper II Corp.
July 2,2 2021 Page 2
Page
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Stacie Gorman at 202- 551-3585 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Julian Seiguer, Esq.